EXHIBIT 99.20
INGRAM MICRO INC.
Amended and Restated 2003 Equity Incentive Plan
Restricted Stock Unit Award Agreement (“Award Agreement”)
For Employees in France
(Time Vested)
     Section 1. Grant of Restricted Stock Unit Award. As of [INSERT DATE OF GRANT], Ingram Micro Inc., a Delaware corporation (“Micro”) hereby grants [INSERT LEGAL NAME OF AWARDEE] (“Awardee”) a Restricted Stock Unit Award (the “Restricted Stock Unit Award”). This Restricted Stock Unit Award represents the right to receive a total of up to X,XXX shares of Class A Common Stock, $.01 par value per share, of Micro’s common stock (the “Common Stock”), subject to the fulfillment of the vesting conditions set forth below and pursuant to and subject to the terms and conditions set forth in the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan (the “U.S. Plan”), and the Rules of the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan for RSU Awards Granted to Employees in France (the “French Plan”) (collectively, with the U.S. Plan, the “Plan”) (a copy of which has been provided to you). Capitalized terms used and not otherwise defined herein are used with the same meanings as in the Plan.
     Section 2. Vesting. Subject to the provisions of this Award Agreement, this Restricted Stock Unit Award shall become vested as set forth below, provided Awardee remains employed with Micro or any of its Affiliates (collectively, the “Employer”) through the respective Vesting Date:

	Vesting Date	Vesting Period and/or
Number Of Shares Awarded	(Date that Restrictions Lapse)	Other Conditions
2/3 of the Restricted Stock Units granted will vest 24 months from the Effective Grant Date

1/3 of the Restricted Stock Units granted will vest 36 months from the Effective Grant Date
     Section 3. Time and Form of Payment. Subject to satisfaction of any Tax-Related Items as provided for in Section 7 of this Award Agreement, any vested Restricted Stock Unit Awards shall be paid by Micro in Shares (on a one-to-one basis) within 30 days after the applicable Vesting Date stated above (which for purposes of this Section 3 includes the date of any accelerated vesting under Section 5 below).
     Section 4. Nontransferability of Restricted Stock Unit Award. This Restricted Stock Unit Award shall not be assigned, alienated, pledged, attached, sold or otherwise transferred by Awardee except by will or by the laws of descent and distribution. The terms of this Restricted Stock Unit Award shall be binding on the executors, administrators, heirs and successors of Awardee.
     Section 5. Compensation Recovery Policy. Notwithstanding any provision of this Award Agreement to the contrary, including without limitation Sections 2, 3 and 6 of this Award Agreement, any Restricted Stock Unit Award granted to Awardee hereunder shall be subject to all of the terms and conditions set forth in the Ingram Micro Inc. Compensation Recovery Policy, as in effect from time to time. Contact the Corporate Ingram Micro Stock Administration Department for a full copy of the Compensation Recovery Policy.
     Section 6. Termination or Suspension of Employment or Service. The following provisions shall apply in the event of Awardee’s termination of employment, or with respect to a member of the Board who is not an Employee, Awardee’s termination of service as a member of the Board, as applicable (hereinafter referred to as a termination of employment or service, respectively).

     (a) Termination of Employment or Service for any reason other than death or Disability. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated for any reason other than death or Disability, the unvested Restricted Stock Unit Award shall be cancelled (forfeited) on the Termination Date (as defined in Section 6(d) below) and Awardee shall not be entitled to receive any payment thereunder.
     (b) Death. If Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated due to death, the unvested Restricted Stock Unit Award will immediately vest and become transferable to Awardee’s heirs as of the effective date of Awardee’s death. The Company shall issue the underlying Shares to Awardee’s heirs, at their request, within six months following the death. If Awardee’s heirs do not request the issuance of the underlying Shares within six months of Awardee’s death, the Restricted Stock Unit Award will be forfeited.
     (c) Disability. If Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Disability (as defined in the French Plan), Awardee’s unvested Restricted Stock Unit Award will immediately vest as of the effective date of Awardee’s Disability.
     (d) Termination Date. Except as the Committee may otherwise determine, for purposes hereof, (i) any termination of Awardee’s employment or service for any reason shall occur on the date such Awardee ceases to be actively employed by the Employer without regard to whether such Awardee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination, and (ii) with respect to a member of the Board who is not also an Employee, any termination of Awardee’s service with Micro shall occur on the date such Awardee ceases to be a member of the Board, in each case, such date shall be known as the “Termination Date”. The Termination Date will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); Micro shall have the exclusive discretion to determine the Termination Date for purposes of the Restricted Stock Unit Award.
     Section 7. Restrictions on Issuance of Shares of Common Stock. Micro shall not be obligated to issue any Shares prior to the fulfillment of all of the following conditions:
     (a) The admission of such Shares to listing on all stock exchanges on which the Common Stock is then listed;
     (b) The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;
     (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable;
     (d) The receipt by Micro of full payment for such Shares, including payment of any applicable withholding tax; and
     (e) The lapse of such reasonable period of time following the vesting of the Restricted Unit Awards as the Committee may from time to time establish for reasons of administrative convenience but in any event within 30 days of the Vesting Date.
     Section 8. Restrictions on Sale of Shares of Common Stock. The sale or transfer of the Shares issued pursuant to the Restricted Stock Unit Awards held by Awardee must not occur prior to the relevant anniversary of the Vesting Date specified by the Committee and in no case prior to the second anniversary of each Vesting Date or such other period as is required to comply with the minimum mandatory holding period applicable to shares underlying French-qualified awards under Section L. 225-197-1 of the French Commercial Code, the French Tax Code or the French Social Security Code, as amended. Notwithstanding the above, Awardee’s heirs, in case of Awardee’s death, or Awardee in case of Awardee’s Disability (as defined in the French Plan), are not subject to this restriction on the sale of Shares. In addition, the underlying Shares cannot be sold during certain “Closed Periods” as provided for by Section L. 225-197-1 of the French Commercial Code, as amended, so long as those Closed Periods are applicable to shares underlying French-qualified awards, as interpreted by the French administrative guideline, to the extent applicable. These restrictions apply even if Awardee is no longer an employee or a corporate officer of the French Entity.
     Section 9. Responsibility for Taxes. Regardless of any action Micro or the Employer takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Awardee’s participation in the Plan and legally applicable to Awardee or deemed by Micro or the Employer to be an appropriate charge to Awardee even if technically due by Micro or the Employer (“Tax-Related Items”), Awardee acknowledges that the ultimate liability for all Tax-Related Items is and remains Awardee’s responsibility and may exceed the amount actually withheld by Micro or the Employer. Awardee further acknowledges that Micro and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Unit Award, including, but not limited to, the grant, vesting or settlement of the Restricted Stock Unit Award, the issuance of Shares upon settlement of the Restricted Stock Unit Award, the subsequent sale of Shares acquired pursuant to the Restricted Stock Unit Award and the receipt of any dividends or other distributions, if any; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Stock Unit Award to reduce or eliminate Awardee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Awardee has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, Awardee acknowledges that Micro and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
     Prior to any relevant taxable or tax withholding event, as applicable, Awardee will pay or make adequate arrangements satisfactory to Micro and/or the Employer to satisfy all Tax-Related Items. In this regard, Awardee authorizes Micro and/or the Employer, or their respective agents, at their sole discretion and pursuant to such procedures as they may specify from time to time, to satisfy the obligations with regard to all applicable Tax-Related Items by one or a combination of the following: (1) withholding from Awardee’s wages or other cash compensation paid to Awardee by Micro and/or the Employer; (2) withholding from proceeds of the sale of Shares acquired pursuant to the Restricted Stock Unit Award, either through a voluntary sale or mandatory sale arranged by Micro (on Awardee’s behalf pursuant to this authorization); or (3) withholding in Shares acquired pursuant to the Restricted Stock Unit Award. To avoid negative accounting treatment, Micro may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for Tax-Related Items is satisfied by withholding in Shares as described herein, for tax purposes, Awardee is deemed to have been issued the full number of Shares subject to the vested Restricted Stock Unit Award, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Awardee’s participation in the Plan.
     Finally, Awardee will pay to Micro or the Employer any amount of Tax-Related Items that Micro or the Employer may be required to withhold or account for as a result of Awardee’s participation in the Plan or Awardee’s acquisition of Shares that cannot be satisfied by the means previously described. Awardee acknowledges and agrees that should the amount of withholding for Tax-Related Items be in excess of the actual tax due, Micro and/or the Employer will refund the excess amount to him or her as soon as administratively practicable and without any interest. Micro may refuse to issue or deliver the Shares or the proceeds of the sale of Shares if Awardee fails to comply with his or her obligations in connection with the Tax-Related Items.
     Section 10. Adjustment. The number of Shares subject to this Restricted Stock Unit Award may be adjusted by Micro from time to time pursuant to Section 12 of the Plan.
     Section 11. Nature of the Award. By accepting this Restricted Stock Unit Award, Awardee acknowledges, understands and agrees that:
(1)	the Plan is established voluntarily by Micro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Micro at any time;

(2)	the grant of the Restricted Stock Unit Award is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Unit Award, or benefits in lieu of Restricted Stock Unit Awards, even if Restricted Stock Unit Awards have been granted repeatedly in the past;

(3)	all decisions with respect to future Restricted Stock Unit Award grants, if any, will be at the sole discretion of Micro;

(4)	participation in the Plan shall not create a right to further employment with the Employer or service with Micro and shall not interfere with the ability of Micro or the Employer to terminate Awardee’s employment or service relationship at any time;

(5)	participating in the Plan is voluntary;

(6)	the Restricted Stock Unit Award and the Shares subject to the Restricted Stock Unit Award are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to Micro or the Employer, and which is outside the scope of Awardee’s employment contract, if any;

(7)	the Restricted Stock Unit Award and the Shares subject to the Restricted Stock Unit Award are not intended to replace any pension rights or compensation;

(8)	the Restricted Stock Unit Award and the Shares subject to the Restricted Stock Unit Award are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension, welfare or retirement benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services to Micro, the Employer or any subsidiary or Affiliate of Micro;

(9)	the Restricted Stock Unit Award and Awardee’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with Micro, the Employer or any subsidiary or Affiliate of Micro;

(10)	the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(11)	no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Unit Award resulting from the termination of Awardee’s employment with the Employer or the termination of Awardee’s service with Micro, as applicable, and in consideration of the grant of the Restricted Stock Unit Award to which Awardee is otherwise not entitled, Awardee irrevocably agrees never to institute any claim against Micro or the Employer, and agrees to waive his or her ability, if any, to bring any such claim, and agrees to release Micro and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then by participating in the Plan, Awardee shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(12)	the vesting of any Restricted Stock Unit Award ceases upon the Termination Date, or other cessation of eligibility to vest for any reason, except as may otherwise be explicitly provided in the Plan or this Award Agreement;

(13)	Awardee acknowledges that this Award Agreement is between Awardee and Micro, and that the Employer is not a party to this Award Agreement;

(14)	Awardee agrees to provide Micro with any data requested if Awardee is a mobile employee to facilitate the proper withholding and reporting by Micro and/or the Employer, as applicable; and

(15)	Awardee acknowledges that the Plan and this Award Agreement are intended to conform to the extent necessary with all provisions of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations and rules promulgated by the U.S. Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Restricted Stock Unit Award is granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Award Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.
     Section 12. No Advice Regarding Grant. Micro is not providing any tax, legal or financial advice, nor is Micro making any recommendations regarding Awardee’s participation in the Plan or the acquisition or the sale of the underlying Shares. Awardee is hereby advised to consult with personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.
     Section 13. Data Privacy. Awardee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Awardee’s personal data as described in this Award Agreement and any other Restricted Stock Unit Award grant materials by and among, as applicable, the Employer, Micro and its subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing Awardee’s participation in the Plan.
     Awardee hereby understands that Micro and the Employer may hold certain personal information about Awardee, including, but not limited to, Awardee’s name, home address and telephone number, date of birth, employee identification number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Micro, details of all restricted stock units or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Awardee’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”). Awardee hereby understands that Data may be transferred to any third parties assisting Micro with the implementation, administration and management of the Plan, that these recipients may be located in the United States or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than Awardee’s country. Awardee hereby understands that Awardee may request a list with the names and addresses of any potential recipients of the Data by contacting Awardee’s local human resources representative. Awardee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Awardee’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom Awardee may elect to deposit any Shares acquired upon vesting of the Restricted Stock Unit Award. Awardee hereby understands that Data will be held only as long as is necessary to implement, administer and manage Awardee’s participation in the Plan as determined by Micro. Awardee hereby understands that Awardee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Awardee’s local human resources representative. Awardee hereby understands, however, that refusing or withdrawing Awardee’s consent may affect Awardee’s ability to participate in the Plan. For more information on the consequences of Awardee’s refusal to consent or withdrawal of consent, Awardee understands that he or she may contact his or her human resources representative responsible for Awardee’s country at the local or regional level.
     Section 14. No Rights Until Issuance. Awardee shall have no rights hereunder as a shareholder with respect to any Shares subject to this Restricted Stock Unit Award until the date certificates representing such Shares (which may be in book entry or electronic form) are issued, recorded on the records of Micro or its broker, transfer agent or registrar, and delivered to (including through electronic delivery to a brokerage account) Awardee.
     Section 15. Entire Agreement. The Plan is incorporated herein by reference. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements between Awardee and Micro with respect to the subject matter hereof, and may not be modified adversely to Awardee’s interest except by means of a writing signed by Awardee and Micro.

     Section 16. Governing Law and Venue. The grant of this Restricted Stock Unit Award and this Award Agreement shall be governed by and construed according to the laws of the State of Delaware, U.S.A., without regard to its principles of conflicts of laws as provided in the Plan. Any proceeding arising out of or relating to this Restricted Stock Unit Award, this Award Agreement or the Plan may be brought only in the state or federal courts located in Orange County, California, U.S.A., and no other courts, where this grant is made and/or to be performed, and the parties to this Award Agreement hereby submit to and consent to the exclusive jurisdiction of such courts.
     Section 17. Amendment. This Restricted Stock Unit Award may be amended as provided in the Plan.
     Section 18. Plan and Prospectus. This Restricted Stock Unit Award is subject to all the terms of the Plan and the related prospectus, a copy of which has been received by Awardee.
     Section 19. Binding Agreement; Interpretation. By accepting the grant of this Restricted Stock Unit Award evidenced hereby, Awardee and Micro agree that this Restricted Stock Unit Award is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Awardee has reviewed the related prospectus and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to accepting the Restricted Stock Unit Award and fully understands all provisions of the related prospectus and Award Agreement. Awardee agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement.
     Section 20. Language. Awardee acknowledges that Awardee may be executing part or all of the Award Agreement in English and agrees to be bound accordingly. If Awardee has received this or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
     Section 21. Electronic Delivery. Micro may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Awardee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by Micro or a third party designated by Micro.
     Section 22. Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
     Section 23. Code Section 409A. To the extent applicable, this Award Agreement shall incorporate the terms and conditions required by Section 409A of the Code and be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of this Award Agreement or the Plan to the contrary, in the event that following the date of grant, the Committee determines that it may be necessary or appropriate to do so, the Committee may adopt such amendments to this Award Agreement or the Plan or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Restricted Stock Unit Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Restricted Stock Unit Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of penalty taxes under Section 409A of the Code.
     Section 24. Acknowledgment. “En acceptant le présent document décrivant les termes et conditions mon attribution des Actions de Récompense Gratuites, je confirme ainsi avoir lu et compris les documents relatifs à cette attribution (le Plan U.S. tel qu’amendé par le Plan pour la France et ce Contrat de Récompense) qui m’ont été communiqués en langue anglaise. J’en accepte les termes en connaissance de cause.”
     “By accepting this document providing for the terms and conditions of the Restricted Stock Unit Award grant, I confirm having read and understood the documents relating to this grant (the U.S. Plan, as amended, the

French Plan and this Award Agreement) which were provided to me in English. I accept the terms of those documents accordingly.”
     Section 25. Exchange Control Information. Awardee must comply with the exchange control regulations in France. Currently, Awardee may hold stock outside France, provided Awardee declares any bank or stock account opened, held or closed abroad to the French tax authorities on an annual basis.
     Section 26. Addendum A. Notwithstanding any provisions in this Award Agreement, the grant of the Restricted Stock Unit Award shall be subject to any special terms and conditions set forth in the Addendum A to this Award Agreement for Awardee’s country. Moreover, if Awardee relocates to another country for which there is an Addendum A, the special terms and conditions of the Addendum A for such country will apply to Awardee, to the extent Micro determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Addendum A constitutes part of this Award Agreement.
     Section 27. Imposition of Other Requirements. Micro reserves the right to impose other requirements on Awardee’s participation in the Plan, on the Restricted Stock Unit Award and on any Shares acquired under the Plan, to the extent Micro determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require Awardee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
     Section 28. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Award Agreement, if Awardee is subject to Section 16 of the Exchange Act, the Plan, the Restricted Stock Unit Award and this Award Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Award Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
INGRAM MICRO INC.
Lynn Jolliffe
Executive Vice President, Human Resources
Accepted and agreed as to the foregoing:
AWARDEE

Name

Date